T.	Rowe Price Tax-Free High Yield Fund, Inc.

T.	Rowe Price Tax-Free High Yield Fund

The following disclosure has been added as a type of security in which the fund may invest:

State and local governments may issue Build America Bonds to finance capital expenditures for which they otherwise could issue tax-exempt governmental bonds. Unlike most other municipal obligations, interest received on Build America Bonds is taxable to the bondholder. These include bonds on which the issuer may receive an interest payment subsidy directly from the U.S. Treasury, known as direct pay Build America Bonds, and bonds on which the investor may receive a tax credit, known as tax credit Build America Bonds.